UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou
Kanrich Holdings Limited
On Chance Inc.
Jun Heng Investment Limited
c/o 11/F Qiushi Building
No. 383 Guangyan Road
Zhabei District
Shanghai 200072
People’s Republic of China
Phone: +86 21 6133-0808
Facsimile: +86 21 6133-0707

Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited c/o Suite 2215, 22/F Two Pacific Place 88 Queensway Hong Kong Phone: +852 2501-8989 Facsimile: +852 2501-5249	SINA Corporation 20/F Ideal International Plaza No. 58 North 4th Ring Road West Haidian District, Beijing People’s Republic of China Phone: +86 10 8262-8888 Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Phone: +852 3740-4700	Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, California 90071 Phone: (213) 687-5000

June 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* This Schedule 13D constitutes Amendment No. 4 to the Schedule 13D on behalf of Mr. Xin Zhou dated April 1, 2013, Amendment No. 4 to the Schedule 13D on behalf of Kanrich Holdings Limited dated April 1, 2013, an initial Schedule 13D on behalf of On Chance Inc., an initial Schedule 13D on behalf of Jun Heng Investment Limited, an initial Schedule 13D on behalf of Mr. Neil Nanpeng Shen, an initial Schedule 13D on behalf of Smart Create Group Limited, an initial Schedule 13D on behalf of Smart Master International Limited, and Amendment No. 2 to the Schedule 13D on behalf of SINA Corporation dated April 30, 2012.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	28	Pages

1		Names of Reporting Persons Xin Zhou
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,399,666 ordinary shares
	8	Shared Voting Power 31,519,925 ordinary shares
	9	Sole Dispositive Power 3,399,666 ordinary shares
	10	Shared Dispositive Power 31,519,925 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 34,919,591 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.0%
14		Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	3	of	28	Pages

1		Names of Reporting Persons Kanrich Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,790,125 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,790,125 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,790,125 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.5%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	4	of	28	Pages

1		Names of Reporting Persons On Chance Inc.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,729,800 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,729,800 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 13,729,800 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.6%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	5	of	28	Pages

1		Names of Reporting Persons Jun Heng Investment Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,665,000 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,665,000 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,665,000 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.8%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	6	of	28	Pages

1		Names of Reporting Persons Neil Nanpeng Shen
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,648,363 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,648,363 ordinary shares
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,648,363 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.6%
14		Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	7	of	28	Pages

1		Names of Reporting Persons Smart Create Group Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,084,874 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,084,874 ordinary shares
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,874 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.5%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	8	of	28	Pages

1		Names of Reporting Persons Smart Master International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,363,939 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,363,939 ordinary shares
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,939 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.0%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	9	of	28	Pages

1		Names of Reporting Persons SINA Corporation
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,333,740 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,333,740 ordinary shares
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,333,740 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 20.6%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	10	of	28	Pages

Item 1. Security and Issuer.

This amendment No. 4 to Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 1, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 31, 2014, Amendment No. 2 filed on March 30, 2015 and Amendment No. 3 filed on June 9, 2015 (together with the Original Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.001 per share (the “Shares”), of E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

Except as provided herein, this statement does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

This statement is being filed jointly on behalf of Mr. Xin Zhou, Kanrich Holdings Limited (“Kanrich”), On Chance Inc. (“On Chance”), Jun Heng Investment Limited (“Jun Heng”), Mr. Neil Nanpeng Shen, Smart Create Group Limited (“Smart Create”), Smart Master International Limited (“Smart Master”) and SINA Corporation (“SINA,” together with Mr. Xin Zhou, Kanrich, On Chance, Jun Heng, Mr. Neil Nanpeng Shen, Smart Create and Smart Master, the “Reporting Persons,” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit I.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

Mr. Xin Zhou is a citizen of the People’s Republic of China.  Mr. Zhou is a co-chairman of the board of directors and chief executive officer of the Company and a director and controlling shareholder of each of Kanrich, On Chance and Jun Heng.  Mr. Zhou’s business address is 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

Kanrich is a British Virgin Islands company jointly established by Mr. Xin Zhou and other members of the Company’s management, and controlled by Mr. Xin Zhou.  Kanrich solely engages in investment holding. The principal executive offices of Kanrich are located at c/o Xin Zhou, 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kanrich are set forth on Schedule A-1 hereto and are incorporated herein by reference.

On Chance is a British Virgin Islands company solely owned and controlled by Mr. Xin Zhou.  On Chance solely engages in investment holding. The principal executive offices of On Chance are located at c/o Xin Zhou, 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of On Chance are set forth on Schedule B-1 hereto and are incorporated herein by reference.

CUSIP No.	026852W10	Page	11	of	28	Pages

Jun Heng is a British Virgin Islands company jointly established by Mr. Xin Zhou and other members of the Company’s management, and controlled by Mr. Xin Zhou.  Jun Heng solely engages in investment holding. The principal executive offices of Jun Heng are located at c/o Xin Zhou, 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Jun Heng are set forth on Schedule C-1 hereto and are incorporated herein by reference.

Mr. Neil Nanpeng Shen is a citizen of Hong Kong. Mr. Shen is a member of the board of directors of the Company.  Mr. Shen’s business address is Suite 2215, 22/F Two Pacific Place, 88 Queensway, Hong Kong.

Smart Create is a British Virgin Islands company solely owned and controlled by Mr. Neil Nanpeng Shen.  Smart Create solely engages in investment holding.  The principal executive offices of Smart Create are located at c/o Neil Nanpeng Shen, Suite 2215, 22/F Two Pacific Place, 88 Queensway, Hong Kong.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Smart Create are set forth on Schedule D hereto and are incorporated herein by reference.

Smart Master is a British Virgin Islands company solely owned and controlled by Mr. Neil Nanpeng Shen.  Smart Master solely engages in investment holding.  The principal executive offices of Smart Master are located at c/o Neil Nanpeng Shen, Suite 2215, 22/F Two Pacific Place, 88 Queensway, Hong Kong.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Smart Master are set forth on Schedule E hereto and are incorporated herein by reference.

SINA is a company organized under the laws of the Cayman Islands. SINA is an online media company and mobile value-added service provider. The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth on Schedule F-1 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1, Schedule B-1, Schedule C-1, Schedule D, Schedule E or Schedule F-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

CUSIP No.	026852W10	Page	12	of	28	Pages

This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons. The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On June 9, 2015, Mr. Xin Zhou and Mr. Neil Nanpeng Shen jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of outstanding Shares of the Company other than Shares owned by Mr. Xin Zhou, Mr. Neil Nanpeng Shen or their affiliates for cash consideration equal to US$7.38 per Share, or US$7.38 per American depositary share (“ADS”) of the Company.

On June 19, 2015, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Shares of the Company other than Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members have agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Shares of the Company owned by him/it or his/its affiliates to Holdco. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature as well as provisions in relation to certain special obligation and right of SINA; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction. The Consortium Members have also agreed to the proposed share exchange between Holdco and SINA at the closing of the Proposed Transaction, as set forth in detail in Schedule B to the Consortium Agreement.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

CUSIP No.	026852W10	Page	13	of	28	Pages

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which have been filed as Exhibit H and Exhibit J hereto, and which is incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole.  Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

CUSIP No.	026852W10	Page	14	of	28	Pages

The 34,919,591 Shares beneficially owned by Mr. Xin Zhou comprise (i) 17,790,125 Shares beneficially owned by Kanrich as described below, (ii) 4,064,800 Shares beneficially owned by On Chance as described below, (iii) 9,665,000 Shares beneficially owned by Jun Heng as described below, (iv) 216,666 Shares held by Mr. Zhou personally, and (v) 3,183,000 Shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after June 9, 2015.

Mr. Xin Zhou holds 94% of the shares of Kanrich and is a director of Kanrich. Pursuant to Section 13(d) of the Act, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Kanrich. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Kanrich is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Xin Zhou is the sole shareholder and the sole director of On Chance. Pursuant to Section 13(d) of the Act, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by On Chance Inc. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of On Chance is set forth on Schedule B-2 hereto, which is incorporated herein by reference.

On Chance holds 51.54% of the shares of Jun Heng. Mr. Zhou is a director of Jun Heng. Pursuant to Section 13(d) of the Act, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Jun Heng Investment Limited. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Jun Heng is set forth on Schedule C-2 hereto, which is incorporated herein by reference.

Mr. Xin Zhou disclaims beneficial ownership of the Shares owned by Kanrich, On Chance and Jun Heng except to the extent of his pecuniary interest therein.

The 3,648,363 Shares beneficially owned by Mr. Neil Nanpeng Shen comprise (i) 2,084,874 Shares directly held by Smart Create, a British Virgin Islands company solely owned and controlled by Mr. Shen, (ii) 1,363,939 Shares directly held by Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen, (iii) 35,000 Shares personally held by Mr. Shen, and (iv) 164,550 Shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after June 9, 2015.

SINA is the sole beneficial owner of 29,333,740 Shares (including Shares represented by ADSs). The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of SINA is set forth on Schedule F-2 hereto, which is incorporated herein by reference.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 142,326,313 Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015, which exclude 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

CUSIP No.	026852W10	Page	15	of	28	Pages

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1, Schedule C-1, Schedule D, Schedule E or Schedule F-1 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1, Schedule C-1, Schedule D, Schedule E or Schedule F-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1, Schedule C-1, Schedule D, Schedule E or Schedule F-1 hereto, has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement, dated April 1, 2013, between Xin Zhou and Kanrich Holdings Limited

B(1)	Share Purchase Agreement, dated as of December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited

C(1)	Amendment to Share Purchase Agreement, dated as of March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited

CUSIP No.	026852W10	Page	16	of	28	Pages

D(1)	Margin Loan Facility Agreement, dated as of March 22, 2013, between Kanrich Holdings Limited and Prominent Asset Investment Limited

E(1)	Share and Account Charge, dated as of March 22, 2013, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

F(1)*	Amendment Agreement, dated as of March 20, 2015, between Kanrich Holdings Limited, Xin Zhou, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

G(1)*	Confirmatory Share and Account Charge, dated as of March 20, 2015, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

H(1)	Proposal Letter dated June 9, 2015 from Xin Zhou and Neil Nanpeng Shen to the board of directors of E-House (China) Holdings Limited

I

Joint Filing Agreement, dated June 19, 2015, by and between Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and SINA Corporation

J	Consortium Agreement, dated June 19, 2015, by and between Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA Corporation

(1) Filed previously.

* Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC

CUSIP No.	026852W10	Page	17	of	28	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

On Chance Inc.

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Jun Heng Investment Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen

CUSIP No.	026852W10	Page	18	of	28	Pages

Smart Create Group Limited

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

Smart Master International Limited

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

SINA Corporation

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Chief Executive Officer

CUSIP No.	026852W10	Page	19	of	28	Pages

SCHEDULE A-1

Directors and Executive Officers of Kanrich

Name	Position with Kanrich	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Canhao Huang	Director	Executive Director of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

CUSIP No.	026852W10	Page	20	of	28	Pages

SCHEDULE A-2

Shares Beneficially Owned by the Directors and Executive Officers of Kanrich

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Xin Zhou	34,919,591		24.0%

Canhao Huang	284,498	(2)	0.20%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2015 is 142,326,313 Shares, excluding 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

(2) Represent (i) 49,998 Shares Mr. Huang personally held as of June 9, 2015 and (ii) 234,500 Shares that Mr. Huang has the right to acquire upon exercise of options within 60 days after June 9, 2015.

CUSIP No.	026852W10	Page	21	of	28	Pages

SCHEDULE B-1

Directors and Executive Officers of On Chance

Name	Position with On Chance	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

CUSIP No.	026852W10	Page	22	of	28	Pages

SCHEDULE B-2

Shares Beneficially Owned by the Directors and Executive Officers of On Chance

	Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Xin Zhou	34,919,591	24.0%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2015 is 142,326,313 Shares, excluding 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

CUSIP No.	026852W10	Page	23	of	28	Pages

SCHEDULE C-1

Directors and Executive Officers of Jun Heng

Name	Position with Jun Heng	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Jianjun Zang	Director	Co-President of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Xudong Zhu	Director	President of the Community Value-Added Services Group of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Bin Wu	Director	Vice President of the Real Estate Brokerage Services Group of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Canhao Huang	Director	Executive Director of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

Zuyu Ding	Director	Co-President of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China	PRC

CUSIP No.	026852W10	Page	24	of	28	Pages

SCHEDULE C-2

Shares Beneficially Owned by the Directors and Executive Officers of Jun Heng

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Xin Zhou	34,919,591		24.0%

Jianjun Zang	326,935	(2)	0.2%

Xudong Zhu	586,372	(3)	0.4%

Bin Wu	142,681	(4)	0.1%

Canhao Huang	284,498	(5)	0.2%

Zuyu Ding	92,666	(6)	0.1%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2015 is 142,326,313 Shares, excluding 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

(2) Represent (i) 20,185 Shares Mr. Zang personally held as of June 9, 2015 and (ii) 306,750 Shares that Mr. Zang has the right to acquire upon exercise of options within 60 days after June 9, 2015.

(3) Represent (i) 13,472  Shares Mr. Zhu personally held as of June 9, 2015 and (ii) 572,900 Shares that Mr. Zhu has the right to acquire upon exercise of options within 60 days after June 9, 2015.

(4) Represent (i) 35,981 Shares Mr. Wu personally held as of June 9, 2015 and (ii) 106,700 Shares that Mr. Wu has the right to acquire upon exercise of options within 60 days after June 9, 2015.

(5) Represent (i) 49,998 Shares Mr. Huang personally held as of June 9, 2015 and (ii) 234,500 Shares that Mr. Huang has the right to acquire upon exercise of options within 60 days after June 9, 2015.

(6) Represent (i) 33,332 Shares Mr. Ding personally held as of June 9, 2015 and (ii) 59,334 Shares that Mr. Ding has the right to acquire upon exercise of options within 60 days after June 9, 2015.

CUSIP No.	026852W10	Page	25	of	28	Pages

SCHEDULE D

Directors and Executive Officers of Smart Create

Name	Position with Smart Create	Present Principal Occupation	Business Address	Citizenship

Neil Nanpeng Shen	Director	Independent Director of the Company	Suite 2215, 22/F Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong

CUSIP No.	026852W10	Page	26	of	28	Pages

SCHEDULE E

Directors and Executive Officers of Smart Master

Name	Position with Smart Master	Present Principal Occupation	Business Address	Citizenship

Neil Nanpeng Shen	Director	Independent Director of the Company	Suite 2215, 22/F Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong

CUSIP No.	026852W10	Page	27	of	28	Pages

SCHEDULE F-1

Directors and Executive Officers of SINA Corporation

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Charles Chao	Chairman of the Board and Chief Executive Officer	20F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	USA
Pehong Chen	Independent Director	1600 Seaport Blvd. Suite 120 Redwood City, CA 94063	USA
Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA
Ter Fung Tsao	Independent Director	c/o Standard Foods Corporation 5th Floor, No. 136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan
Yan Wang	Independent Director	20F Beijing Ideal International Plaza No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	PRC
Song Yi Zhang	Independent Director	10/F, Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong
Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 26/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong
Hong Du	President and Chief Operating Officer	20F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	PRC
Bonnie Yi Zhang	Chief Financial Officer	20F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	USA
Arthur Jianglei Wei	Senior Vice President	20F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	PRC
Bin Zheng	Vice President	20F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District Beijing 100080, PRC	PRC

CUSIP No.	026852W10	Page	28	of	28	Pages

SCHEDULE F-2

Shares Beneficially Owned by the Directors and Executive Officers of SINA Corporation

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Charles Chao	761,998	(2)	0.5%

Hong Du	148,950[3]	)	0.1%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2015 is 142,326,313 Shares, excluding 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

(2) Represent (i) 49,998 Shares Mr. Charles Chao personally held as of June 9, 2015 and (ii) 712,000 Shares that Mr. Charles Chao has the right to acquire upon exercise of options within 60 days after June 9, 2015.

(3) Represent 148,950 Shares, represented by ADSs, personally held by Ms. Hong Du as of June 9, 2015.